[COMPANY LETTERHEAD]

May 2, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Terence O’Brien, Accounting Branch Chief

Re:	Church & Dwight Co., Inc.

Form 10-K for Fiscal Year Ended December 31, 2016

Filed February 24, 2017

Form 8-K filed on February 7, 2017

File No. 1-10585

Dear Mr. O’Brien:

Set forth below are the responses of Church & Dwight Co., Inc. (the “Company”) to the comments received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) in the Staff’s comment letter, dated April 20, 2017, addressed to Richard Dierker, Executive Vice President and Chief Financial Officer of the Company. For your convenience, we have repeated each of the Staff’s numbered comments in italics followed by the Company’s responses. Capitalized terms used but not defined herein shall have the meanings set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

Form 10-K for the fiscal year ended December 31, 2016

Note 14. Commitments, Contingencies and Guarantees, page 79

1.	We note that in the ordinary course of business you are the subject of, or party to, various pending or threatened legal actions which could result in a material adverse outcome for which the related damages may not be estimable. If you are currently subject to any additional legal matters besides the complaint filed by Scantibodies Laboratory, Inc. for which you believe that it is reasonably possible that there could be a material adverse effect on your financial condition, results of operations and cash flows, please provide the disclosures required by ASC 450-20-50. This should include an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made.

The Company advises the Staff that, other than with respect to matters disclosed in our annual report on Form 10-K for the fiscal year ended December 31, 2016, it is not currently involved in any legal matters that the Company believes are reasonably possible to result in a material impact on our financial condition, results of operations or cash flows. For so long as this remains the case, in future filings we will include disclosure to the effect that, except as

U.S. Securities and Exchange Commission

May 2, 2017

otherwise disclosed, the resolution of any or all litigation in which the Company is involved is not expected to have a material effect on our financial condition, results of operations or cash flows.

2.	We note that the Scantibodies Laboratory, Inc. matter originated in 2014. You have reserved an amount that you do not believe is material for this matter. Though the loss in excess of the amount accrued may be material, you are not able to estimate the amount of any such excess. In regards to this matter as well as any additional matters for which you believe it is at least reasonably possible that a material loss has been incurred but are unable to estimate the amount of loss, please supplementally tell us (a) the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (b) the specific factors that are causing your inability to estimate and when you expect those factors to be alleviated for each matter. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Pursuant to ASC 450-20-50-3 and 450-20-50-4, the Company is required to disclose an estimate of the possible loss or range of loss, or state that such an estimate cannot be made, if there is at least a reasonable possibility that a loss or an additional loss may have been incurred or a loss exists in excess of the accrued amounts. Following this guidance, the Company regularly evaluates the status of the legal proceedings in which it is involved, to determine whether accruals are appropriate under ASC 450-20-25-2 and whether an estimate of possible loss or range of loss can be made under ASC 450-20-50-4. On a quarterly basis, we have established procedures to assess and determine whether we can estimate a range of potential loss including:

•	Disclosure Committee meetings with senior management to review and monitor material legal contingency matters and litigation developments;

•	Legal, accounting and operational meetings to review and monitor material legal contingency matters and litigation developments;

•	Meetings with our general counsel, other members of the Company’s legal department, outside counsel, other third party advisors and senior management (including the Company’s CFO and Controller) before the filing of our periodic report to review and monitor material legal contingency matters and litigation developments; and

•	Discussions with the Audit Committee, as appropriate.

U.S. Securities and Exchange Commission

May 2, 2017

The ASC 450 assessment is re-evaluated whenever a significant development occurs and at the end of each reporting period as we revise and update the disclosures in our periodic reports. At each stage in the process, we consider the accounting and disclosure implications of any legal developments and whether a loss is probable, reasonably possible or remote, and whether we can reasonably estimate a range of possible loss.

In determining whether it is probable, reasonably possible or remote that a liability will be incurred, we consider, among other things: (a) the nature of the litigation, claim, or assessment; (b) the progress of the matter; (c) the opinions or views of legal counsel and other advisors; (d) our experience in similar matters; (e) any decision by management as to how we intend to respond to the lawsuit, claim, or assessment; and (f) with respect to unasserted claims and assessments, our assessment of the degree of probability that a suit may be filed or a claim or assessment may be asserted and the possibility of an unfavorable outcome.

With respect to matters for which a loss is deemed probable or reasonably possible, we determine an estimate of possible loss or range of loss by reviewing and evaluating relevant factual and legal developments on a case-by-case basis, considering factors such as: (a) the nature of the litigation, claim and assessment; (b) its procedural status (including any rulings on the merits or determinations of liability); (c) whether the claim is an individual claim or an alleged class action; (d) the extent of discovery; (e) whether the damages sought have been specified; (f) relevant precedent; (g) our prior experience with respect to similar claims and theories of liability asserted; (h) information obtained during settlement discussions; (i) the likelihood of settlement; and (j) our possible defenses and counterclaims. We may be unable to reasonably estimate the loss or range of loss if information on any of these factors is incomplete, uncertain or unavailable. Significant management judgment is required to determine both the probability and estimated amount of a possible loss or range of loss. In future filings, when we determine we have a probable liability and can estimate the loss or range of loss in accordance with the applicable guidance and our procedures, we will revise our disclosure as applicable to disclose such an estimate, if material.

As disclosed in Note 14 of the consolidated financial statements included in our annual report on Form 10-K for the fiscal year ended December 31, 2016, the plaintiff in the Scantibodies Laboratory, Inc. matter is seeking compensatory and punitive damages of an amount in excess of $20.0 million, as well as declaratory relief, statutory prejudgment interest and attorneys’ fees and costs. While we have reserved an amount that is immaterial with respect to this matter, it is reasonably possible that that the Company may ultimately be required to pay all or substantially all of the damages and other amounts sought by the plaintiff. However, expert discovery with respect to damages is not sufficiently advanced, and the outcome thereof is uncertain such that a more precise estimate cannot be made at this time. In future filings, including our Quarterly Report on Form 10-Q to be filed on or about May 4, 2017, the Company will disclose the foregoing, and, to the extent this matter matures to the point where the Company determines that it is reasonably possible to more precisely estimate the amount of any such additional possible loss or range of loss with respect to this matter, the Company will provide an estimate thereof as required by ASC 450-20-50.

U.S. Securities and Exchange Commission

May 2, 2017

Form 8-K Filed February 7, 2017

3.	We note that your presentation of Adjusted Condensed Statements of Income for the three and twelve months ended December 31, 2016 appears to substantially represent full non-GAAP income statements. Please revise your presentation in order to comply with the guidance provided in Question 102.10 of the updated Compliance and Discussion Interpretations issued on May 17, 2016.

The Company advises the staff that the Company’s future reconciliations of non-GAAP measures will not include a presentation that substantially represents full non-GAAP income statement. The Company has revised this presentation in our earnings release scheduled to be released on May 4, 2017.

We look forward to discussing with you any additional questions you may have regarding the Company’s filing. Please do not hesitate to call me at 607-806-1259.

Very truly yours,

/s/ Richard Dierker
Richard Dierker
Executive Vice President & Chief Financial Officer
Church & Dwight Co., Inc.

cc:	Patrick D. de Maynadier, Church & Dwight Co., Inc.